Exhibit 99.2

Baidu Special Committee Engages Financial Advisor relating to the Proposed Qiyi Transaction

BEIJING, Feb. 16, 2016 – Baidu, Inc. (“Baidu”) (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that the independent special committee of Baidu’s board of directors, formed to consider the previously announced non-binding proposal from Mr. Robin Yanhong Li and Mr. Yu Gong to acquire all of the outstanding shares of Qiyi.com, Inc. beneficially owned by Baidu, has retained J.P. Morgan Securities (Asia Pacific) Limited as its financial advisor to assist it in this process. Maples and Calder and Han Kun Law Offices act as the Cayman Islands and PRC legal counsels, respectively, to the special committee.

The Board cautions Baidu’s shareholders and others considering trading in its securities that no decisions have been made with respect to Baidu’s response to the proposal. There can be no assurance that any definitive offer will be made, that any legally binding agreement will be executed or that this or any other transaction will be approved or consummated. Baidu does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com